INVEST IN **CONTENT LAUNCH**

# Content marketing platform to reach, engage and convert audiences

PITCH VIDEO  INVESTOR PANEL



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We're solving every marketing problem with one innovative, intuitive platform... for *all companies.*
• AI-powered content "prescription" tool: provided 3K+ custom content plans
• Unique content ordering tool with partner channel
• Easy-to-understand content scoring tool

contentlaunch.com  San Diego CA

Technology  Marketing  Advertising  AI

LEAD INVESTOR



**Carl Dunlap** Principal & Officer

The three things that most influenced my investment in Content Launch are People, Business Use Case, and Technology. On the People side, I've known Jon for 30 years and his intelligence, determination, knowledge, and presence in his field of expertise are 2nd to none. Jon is passionate about Content and it shows in everything he does. On the Business Use Case, I've seen firsthand the need for Content and the ability for content to build connections with customers and prospects when done correctly. On the Technology Side, I've always been around software. For the last 26 years, I've worked in enterprise software and I understand its power to help businesses gain efficiencies, standardize processes, and improve branding and position in their industry. The power of the SaaS model has been a game-changer not only for large enterprises but also for small and medium-sized businesses. This has me excited about the large addressable market and growth opportunity that Content Launch has. The high margins on both the SaaS and related Services are desirable. Content Launch has built a platform that's efficient and affordable, and the Content Ordering and Content Score Modules have patents pending and show great promise.

**Invested $15,000 this round & $300,000 previously**

## Highlights

1. 🏆 CEO is a 3-time author and marketing industry leader
2. 🤝 Agency partners include MaxBurst, Empist, Beeby Clark & Meyler, DNA, and more
3. 💸 $23-38K monthly recurring revenue
4. 📈 70 active clients, 15 new accounts signed in August
5. 💰 3 new contracts worth $400K+ in the pipeline (not guaranteed to convert)
6. 💼 Bootstrapped with $300K and $544K raised
7. 💪 CEO's previously founded company had 1000 clients
8. 🌊 Multiple revenue streams

8. 🌊 Multiple revenue streams

## Our Team



**Jon Wuebben** Founder & CEO

Content marketing industry expert, leader, speaker, and teacher. Founder of ContentLaunch and in 2004, Custom Copywriting, the original high-quality content writing agency serving 1K clients for 12 years. 3x published author.

Because we are very passionate about content marketing and have a keen understanding of where marketing is going over the next 10 years. Our Founder wrote 2 books on content marketing and another on the future of the marketing practice which reflects this strong passion.

**Travis Fawcett** CTO



**Travis Fawcett** CTO

Travis has been managing and architecting software engineering projects for more than 18 years. He has built scalable software in multiple industries including telecommunications, marketing, biotechnology, life sciences, and healthcare.



**Scott Morey** VP, Agency Sales

Dynamic, High Energy, Experienced Sales Executive with a demonstrated history of leading, managing, and developing sales teams in high pressured, deadline driven environments, to maximize opportunity and exceed quota.



**Chris Dalton** VP, Direct Sales & Partnerships

Dynamic, hands-on Sales Executive with expertise in achieving sales results, conducting short- and long-range strategic planning, building new divisions, and turning around under-performing organizations into top-performing entities.

## Why Content Launch?


Content Marketing's First
"Content Plan to Production"
Engine
content launch

Content is king—and its reign endures. Companies of all sizes and sectors invest over 25% of their budget in quality content marketing to stand out in this digital age. Content Launch's proprietary Content Plan to Production Engine is the "easy button" for content marketing: enabling more brand awareness, lead generation, and profit for less time, work, and money.


Good Content is
Costly & Complicated
content launch

Consumers (and businesses) are increasingly saying no to interruptive advertising and yes to engaging content marketing. Content can make or break a business, but existing tools are complicated and expensive, and without great content, companies - large and small - are at a major disadvantage.

*"50% of companies polled outsource some of their content marketing and 32% of B2B marketers don't have a full-time person for content marketing"*

- Content Marketing Institute


Currently, marketers:
• Don't know where to start
• Run out of ideas
• Don't know how to connect effectively with their audience
• Don't have access to great writers
• Waste time and money on manual content, planning & distribution

## Content Launch Solves Many Content Marketing Problems

Our patent-pending "Content Plan to Production Engine" lets agencies and SMBs plan customized content topics, order that content, and analyze current content—in just minutes. Our clients save time, money, and sanity by letting us do it all the only way we know how: expertly, affordably, and guaranteed to elevate your brand.


ONE PLATFORM, EVERY PROBLEM SOLVED
• Turnkey Content Topic & Ideation Tools
• Topic Curation & Generation System
• Proprietary Talent Marketplace
• Built-in integrations and automation
• Content Scoring Tool
PLAN
CREATE
DISTRIBUTE
MANAGE
content launch

## AI-Powered One-Stop-Shop for Quality Content

Other content marketing tools just focus on the content. But what about the planning of that content? They assume the user is a great writer with extensive knowledge of SEO, industry trends, and marketing strategies. Our team understands that this is not the reality for most smaller companies (and marketing agencies).

Of course, thought leadership, brand building, and lead generation is an important part of content strategy – so we built that into our product too.


CONTENT PLAN TO PRODUCTION ENGINE
ETL ENGINE
HOW GREAT IS YOUR CONTENT?
Find out now...
We're solving every content marketing problem with one innovative, intuitive platform... for all companies.
• Content "prescription" tool: provided 3K+ custom content plans so far
• Unique content ordering plugin with huge partner channel potential.


• Easy-to-understand
content scoring tool


Our Groundbreaking
Platform's Got Traction
content launch

With a fast-growing pipeline and plans to acquire a competitor, we're on track to become the leader in content marketing for the lower half of the industry (SMBs).


AI-powered, patents-pending platform
Over 3k custom content plans generated
Bootstrapped & $600K raised
$30-50K monthly recurring revenue
In talks to acquire a competitor


Scaling Fast With Our
Proven Business Model
content launch

As demand for great content skyrockets, so does the demand for our services. With 3-tier subscription options ranging from $99 to $299 per month with an a la carte content ordering service available, we have something to offer for every company. And with $30-50K Monthly Recurring Revenue, our business model speaks for itself.


A Winning Strategy
and Business Plan
• 3 tier subscription
• $650/user/month average
(in content orders)
• 70 active clients
• 15 new accounts
signed in August
• 3 new contracts worth
over $400K in the pipeline


Leveraging a Wide Range

## of Agency Partners

We're the preferred content marketing solution for leading agencies like Wellspring Digital. And before Content Launch, our company was “Custom Copywriting”: a major player in the Hubspot ecosystem as the content producer for 50 Hubspot agency partners—connections we continue to leverage as we scale up Content Launch.


GRADUATE
COMMUNICATIONS
MediaMobz
maxburst
web design • development • marketing
BEEBY CLARK+MEYLER
SOCIALLYPRESENT
EMPIST
ConnectionModel
BAD RHINO

## Users Love Our Platform

The Content Launch platform gets rave reviews. Our clients love the easy, intuitive interface almost as much as they love the exceptional custom content delivered by our expert writers. (And our industry-leading content planning tools)


“We're enjoying using Content Launch. We get GREAT content from your writers and the platform is really easy to use!
Mark Bealin, Search Lab Chicago
“Content Launch gives us everything we need to produce awesome content and manage the workflow.
Todd Ochsner, Roni Hicks Marketing Agency
“Words drive traffic for websites. Outsourcing content projects to Content Launch when our in-house resources are spread too thin has been a breeze for Hubspot.
Kevin Linehan, Executive, Hubspot

## The Content Market is *Massive*

In a $412 billion market growing at 16% CAGR, Content Launch has made a name as the only service to offer start-to-finish custom content planning, creation, SEO optimization, strategy, and more. Powered by AI and polished by years of human content marketing expertise, Content Launch is in a league of its own.

*"The Global Content Marketing Market is expected to grow by $ 417.85 billion during 2021-2025, progressing at a CAGR of almost 16% during the forecast period."* – Report Linker



Content Launch niche:
Small to midsize marketing agencies & SMBs
TAM: $1Billion <1% of Annual Digital Market Spend
SAM: $100 Million
SOM: $50 Million
"Global content marketing software market: 18.4% growth rate through 2023. "It should surge to $9 billion by 2023"
- ReportLinker



Founded by Content Marketing Experts
content launch

Content Launch's founder wrote the book on content marketing...literally. (2 of them, actually! And another on the Future of Marketing) With 12 years as a leading content production firm for the Hubspot ecosystem, our team's collective expertise spans decades and includes deep content marketing, software engineering, and SaaS expertise.



TEAM
Jon Wuebben
Founder & CEO
Scott Morey
VP, Agency Sales
Chris Dalton
VP, Direct Sales and Partnerships
Travis Fawcett
CTO
CONTENT RICH
CONTENT CURRENCY
FUTURE MARKETING
Powerhouse of deep content marketing, software engineering & SaaS expertise.
CEO Jon Wuebben is marketing industry leader (author & conference speaker).



Building a Steady & Sustainable Client Pipeline
content launch

We're establishing Content Launch as the leading content marketing platform by promoting our forthcoming "Content Plan to Production Engine", driving new signups with our free Content Scoring tool, and bringing additional partners and resellers onboard with our content ordering plugin.



Q4 - FY22


What do the next 2 years look like for Content Launch?
Launch content ordering plugin/API to enable users of third-party marketing platforms to purchase content directly from their software
Q1 - FY23
Launch enterprise-level dashboard platform to raise ACVs.
Q2 - FY23
Increase content purchasing volume and begin sourcing new freelancers.
Q3 - FY23
Expand functionality of content ordering plugin to include content planning using A.I.
Q4 - FY23
Expand content types to include video, audio, and images.
Q1 - FY24
Develop VR content features.

This slide contains forward-looking events that cannot be guaranteed.


Secure Your Seat at the King's Table
content launch

Content marketing, powered by AI and machine learning, IS the future, and there's never been a better time to get onboard with a company poised to be the leader of this massive, fast-growing market for SMBs and marketing agencies globally. We won't stop until we hold the crown. Are you with us?


Revenue Projections
Forward-looking projections cannot be guaranteed
2023
$1.8M
2024
$4M
2025
$8M


Invest in
content launch
The Industry's 1st Content Plan to Production Engine

## Downloads

CL INVESTOR DECK SEPT 2022.pdf